May 25, 2007	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Form N-14 Registration Statement of EQ Advisors Trust

(File No. 333-142280)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on May 18, 2007 and the comments that were provided by staff accountant Tony Burak on May 1, 2007 concerning the Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2007, and the Trust’s responses thereto. The comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Combined Proxy Statement/Prospectus (“Proxy Statement/Prospectus”) and Statement of Additional Information (“SAI”) as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL COMMENTS

1.	Incorporation by Reference

When incorporating other documents or filings by reference in the Proxy Statement/Prospectus or statement of additional information, please include applicable file numbers. General Instruction G of Form N-14 directs attention to Rule 411 under the Securities Act of 1933, as amended (“1933 Act”), which requires, in part, file numbers for previously filed documents incorporated by reference.

The Trust has made the requested change.

Mr. Sonny Oh

May 25, 2007

2.	Share Classes

Please specify the classes of shares involved in the Reorganization in the “Dear Contractholder” letter, the “Notice of Special Meeting,” the “Information Statement,” and the front cover page of the Proxy Statement/Prospectus and the differences between them.

The Trust has not made the requested change because the requested disclosure currently appears prominently in the “Summary” section on page 1 of the Proxy Statement/Prospectus and in the bullet point synopsis at the beginning of each proposal.

PROXY STATEMENT/PROSPECTUS

1.	Proposal Synopses

(a)	Please reconcile the disclosure in the last paragraph on page 1 with the last sentence of the second to last bullet point and the last bullet point of the synopsis for each Proposal (i.e., how will the transaction costs incurred in liquidating any assets of the Acquired Portfolios and brokerage fees affect the disclosure provided in the last paragraph on page 1).

The Trust has not made the requested change because it believes that the disclosures referenced in the comment are consistent with each other.

(b)	Confirm the accuracy of and revise if necessary the disclosure provided in the first sub-bullet point of the first bullet point of the synopsis on pages 2 and 13 as well as the fuller discussion regarding the comparison of the investment objective, policies, and strategies of the Portfolios beginning on pages 4 and 15. The disclosure should not only highlight the differences, but also the impact of such differences.

The Trust has revised the disclosure provided in the first sub-bullet point of the first bullet point on pages 2 and 13 where appropriate and confirms the accuracy of the disclosure in these sections. The Trust also has added additional disclosure to highlight further the impact of any differences in the Portfolios where appropriate.

Mr. Sonny Oh

May 25, 2007

(c)	In the second sub-bullet point of the first bullet point for Proposal 1, please confirm the accuracy of the fourth sentence and also add that high yield securities are also known as “junk bonds.”

The Trust confirms the accuracy of the disclosure referenced in the comment. In addition, the Trust has added the requested disclosure regarding “junk bonds.”

(d)	Please consider combining the fourth bullet point under each Proposal on pages 3 and 14, respectively, with the last bullet point on pages 4 and 15 to provide more complete disclosure to clarify whether, aside from the sales charges, Shareholders and Contractholders will be liable for any other charges in connection with the Proposals.

The Trust respectfully declines to make the requested change. The Trust believes that the current disclosure clearly describes the fees and expenses that will and will not be borne by shareholders and Contractholders as a result of the Reorganizations.

2.	Comparison of Principal Risk Factors

(a)	Please note that the section regarding risks should immediately follow the synopsis provided at the beginning of each Proposal as required by Item 3 of Form N-14.

The Trust respectfully declines to make the requested change. The Trust believes that the format and content of the current disclosure satisfies the requirement in Item 3 of Form N-14 to “briefly” discuss the principal risks of investing in each Acquiring Portfolio and compare them to the risks of investing in the corresponding Acquired Portfolio. In particular, the synopsis provided at the beginning of each proposal includes a brief discussion of the principal risks of investing in each Acquiring and Acquired Portfolio and compares those risks and the impact of any differences. In addition, the “Summary” section on page 1 states that each Acquiring Portfolio has similar principal risks as the corresponding Acquired Portfolio. The Trust believes that moving the more detailed discussion of principal risks that appears in the “Comparison of Principal Risk Factors” section to the location requested in the staff’s comment would be inconsistent with the brevity requirement of Item 3. The Trust also believes that the current placement of this section following the detailed comparison of investment objectives and policies more effectively communicates the similarities and differences between the Portfolios’ objectives, policies and risks.

Mr. Sonny Oh

May 25, 2007

(b)	Please revise the disclosure to focus not only on any differences in the principal risks of the Portfolios, but also the impact of such differences.

The Trust has added additional disclosure to highlight further any differences in the Portfolios and the impact of any such differences.

(c)	With respect to the list of additional risks to which a Portfolio may be subject beginning on pages 9 and 19, please clarify whether these additional risks are principal or not. If principal, please include these risks in the charts comparing the risks of the Acquired and Acquiring Portfolios as well as the relevant portions of the synopses.

The Trust has added disclosure to this section to clarify that these risks are not principal risks of investing in the Portfolios.

3.	Comparative Fee and Expense Tables

(a)	Please note that this section regarding fee and expense tables should appear prior to the “Comparison of Investment Objectives, Policies and Strategies” section as required by Item 3 of Form N-14.

The Trust respectfully declines to make the requested change because it does not believe that it is required by Item 3 of Form N-14. In this connection, the Trust notes that the only ordering requirements in Item 3 of Form N-14 are in sub-paragraphs (b) and (c), neither of which relate to the placement or location of the fee and expense tables.

(b)	Please modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has not made the requested change because the requested disclosure currently is included in the immediately preceding paragraph.

(c)	On page 10, please add prominent disclosure to the preamble to the fee table that a vote in favor of the reorganization will result in higher fees.

The Trust has made the requested change.

Mr. Sonny Oh

May 25, 2007

(d)	Footnote 2 to the annual operating expenses table for Proposal 1 on page 11 states that the contractual waiver allows for reimbursement of any payments or waivers within a five-year time frame. Please note that the time period in which an adviser or any other party involved in a reimbursement/waiver agreement may recover or recoup cannot exceed 3 years. The same applies to the last paragraph on page 28.

The Trust has revised the disclosure to reflect a three-year recoupment period under the Expense Limitation Agreements.

(e)	Please explain to the staff the basis for including the third sentence in the paragraph preceding the “Example of Portfolio Expenses” on pages 11 and 20. The sentence could be amended to explain that contract fees are not reflected in the example but if they were, there would be differences.

The relevant disclosure responds to Instruction 4(f) of Item 3 of Form N-1A by clarifying that there are no sales or other charges imposed on redemptions of shares of EQ Trust.

4.	Comparative Performance Information

Please note the absence of “bars” from the performance bar charts on pages 12 and 21.

The performance bar charts include bars for each Portfolio.

5.	Terms of the Reorganizations

(a)	Please be more specific as to what “value” will be used as the basis for the Reorganizations and how it will be determined.

The Trust has made the requested change.

(b)	Where additional information is subsequently provided in regard to this or any other sections, the staff recommends that a cross-reference to the subsequent disclosure be provided.

The Trust believes that it has provided cross-references where appropriate.

Mr. Sonny Oh

May 25, 2007

6.	Reasons for the Reorganizations

In the last paragraph on page 24, please note the absence of disclosure regarding the comparison of fees “absent the expense limitation arrangements” that apply to the Growth and Income and Value Portfolios.

The Trust has revised the relevant disclosure. The Trust also notes that the Growth and Income Portfolio is not subject to an expense limitation arrangement.

7.	Management of the Trust – The Advisers

In the last sentence of the preamble, please clarify whether the reference should be to the SAI for the Trust dated May 1, 2007 or the SAI for the Proxy Statement/ Prospectus.

The Trust has revised the relevant disclosure to refer to the SAI relating to the Proxy Statement/Prospectus.

8.	Voting Information

(a)	Under “Voting Rights,” the number of outstanding shares and votes attributed to them should include the registrant and company being acquired. See Item 7(c)(3) of Form N-14.

The Trust respectfully declines to make the requested change. Item 7(c)(3) of Form N-14 refers to Item 6(a) of Schedule 14A under the 1934 Act, which requires disclosure regarding the number of shares outstanding and the number of votes to which each class is entitled with respect to each class of securities “entitled to be voted at the meeting.” The Trust has not included this information for the Acquiring Portfolios because shares of these Portfolios are not entitled to vote at the meeting.

(b)	Under “Required Shareholder Vote,” the last sentence of the first paragraph refers to “quorum” without explaining the term. Please disclose what constitutes a quorum and whether additional solicitations will be made if a minimum Contractholder response is not received, particularly for the first proposal where their fees will increase if approved.

The Trust has not made the requested changes because the term “quorum” currently is defined in the second sentence of the first paragraph under the section entitled “Required Shareholder Vote.” In addition, the Trust notes

Mr. Sonny Oh

May 25, 2007

that, as disclosed in the Proxy Statement/Prospectus, it will adjourn the Meeting if sufficient votes in favor of a Proposal are not received by the time of the Meeting and that it will mirror vote those shares for which AXA Equitable does not receive timely voting instructions from Contractholders.

(c)	Please also disclose whether mirror voting will take place.

The Trust has not made the requested change because the requested disclosure is currently included in the last sentence of the second paragraph under the section entitled “Solicitation of Proxies and Voting Instructions.”

(d)	Please clarify what is meant by the third sentence in the first paragraph on page 41.

The Trust has made the requested change.

(e)	Under “Other Matters” on page 41, the disclosure should at least provide a general time frame in which to submit proposals once a meeting date is determined.

The Trust has made the requested change.

9.	Appendix A

If applicable, modify the Reorganization Plan to reflect any changes made to this Registration Statement.

The Trust does not believe that any changes to the Reorganization Plan are required as a result of the staff’s comments.

Mr. Sonny Oh

May 25, 2007

STATEMENT OF ADDITIONAL INFORMATION

1.	Trust Investment Policies

In light of footnotes “*” through “****” to the list of portfolio names on pages 3 and 4, please confirm that the current names of the portfolios identified in those footnotes have been consistently retained in the prospectus, SAI and any relevant appendices. For example, note the references to the MarketPLUS Portfolios in the last sentence of the last paragraph under “Management Fees” on page 28 of the Proxy Statement/Prospectus.

The Trust confirms that the current names of the portfolios are consistently retained throughout the Registration Statement. In addition, the Trust notes that the references to the MarketPLUS Portfolios on page 28 of the Proxy Statement/Prospectus are qualified by the phrase “effective on May 28, 2007.”

2.	Management of the Trust - Committees of the Board

Please confirm the absence of the number of meetings held by the Valuation Committee as required by Item 12(b)(2)(iii).

The Trust has not included the number of meetings held by the Valuation Committee because it does not believe that it is a “committee[] of the [Trust’s] board of [trustees]” as set forth in Item 12(b)(2)(iii) of Form N-1A. The Trust notes that the Valuation Committee is comprised of officers of the Trust and not Trustees.

3.	Control Person and Principal Holders of Securities

Provide the omitted information as of the appropriate date required by Item 13 of Form N- IA.

The Trust has made the requested change.

PART C

Please apply the relevant provisions noted in the Instruction to Item 15 of Form N-14, as applicable.

The Trust notes that responses to these comments are reflected in the definitive filing of the Proxy Statement/Prospectus and SAI pursuant to Rule 497 under the 1933 Act and, therefore, the definitive filing does not include a Part C. However, the Trust will make the requested change in future filings on Form N-14, as applicable.

Mr. Sonny Oh

May 25, 2007

ACCOUNTING COMMENTS

1.	Expense Example

Revise the 10 year expense figure for the EQ/AllianceBernstein Growth and Income Portfolio to state $1,143 rather than $1,072.

The Trust has made the requested change.

2.	Capitalization Tables

(a)	In the capitalization table on page 13, revise the “Net Assets” column heading to reflect that the figures provided are in billions rather than millions.

The Trust has made the requested change.

(b)	In the capitalization tables on pages 13 and 22, include a footnote to explain the adjustment to shares outstanding to arrive at the pro forma figure.

The Trust has made the requested change.

(c)	Delete the entries in the Adjustment rows for the “Net Asset Value per Share” columns, as this disclosure is not required. In the alternative, make the presentations in Proposals 1 and 2 consistent. Currently, the capitalization table in Proposal 1 does not show any adjustments in this column, while the table in Proposal 2 includes adjustments.

The Trust has deleted the entries in the “Adjustments” rows for the “Net Asset Value per Share” columns.

3.	Financial Statements

Change the reference to March 10, 2007 in this section to March 8, 2007, which is the date that the Trust filed its Form N-CSR with the SEC.

The Trust has made the requested change.

Mr. Sonny Oh

May 25, 2007

4.	Pro Forma Financial Statements

(a)	Include a statement at the top of each financial statement and the notes thereto that the pro forma financial statements are unaudited.

The Trust has made the requested change.

(b)	Since no adjustments are shown in the pro forma Portfolio of Investments relating to each of the Reorganizations, include a statement in each set of pro forma financial statements to the effect that as of December 31, 2006, all of the portfolio securities held by the acquired portfolio would comply with the investment restrictions and/or compliance guidelines of the acquiring portfolio. If this is not the case, include adjustments showing securities that would be sold in connection with the Reorganizations.

The Trust has added the requested statement to each set of pro forma financial statements.

(c)	Revise the pro forma Portfolio of Investments relating to each of the Reorganizations to reflect securities on loan as of December 31, 2006, as shown in the audited financial statements for the Portfolios. In particular, for the Reorganization described in Proposal 1, indicate that AT&T, MetLife, AIG, BP PLC, Global Santa Fe and Idearc Inc. were on loan as of period end. For the Reorganization described in Proposal 2, indicate that Campbell Soup Co., General Growth Properties Inc. and Quest Communications Inc. were on loan as of period end.

The Trust has made the requested change.

(d)	In the pro forma Portfolio of Investments relating to the Reorganization described in Proposal 1, revise the “Pro Forma Portfolio” column headings to state “Pro Forma EQ/AllianceBernstein Value Portfolio.”

The Trust has made the requested change.

(e)	For the Bank of Ireland entry under “Short-Term Investments” in the pro forma Portfolio of Investments relating to the Reorganization described in Proposal 1, include the figure $4,999,525 in the pro forma principal amount column.

The Trust has made the requested change.

Mr. Sonny Oh

May 25, 2007

(f)	Revise the Cost/Amortized Cost figure shown in the Total Investments entry in the pro forma Portfolio of Investments relating to the Reorganization described in Proposal 1 to state $3,737,627,866 rather than $3,737,866.

The Trust has made the requested change.

(g)	In the notes to the pro forma financial statements, state which entity will be treated as the survivor for accounting purposes.

The Trust had made the requested change.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of EDGAR correspondence in regard to this Proxy Statement/Prospectus.

This response letter and a letter providing “Tandy” representations have been filed in the form of EDGAR correspondence together with the definitive filing of the Proxy Statement/Prospectus and SAI.

*    *    *    *    *

Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP